October 21, 2024

Andrew Sandifer
CFO
FMC CORP
2929 Walnut Street
Philadelphia, PA 19104

       Re: FMC CORP
           10-K filed February 27, 2024 File No. 001-02376
Dear Andrew Sandifer:

         We have reviewed your filing and have the following comments. Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this letter, we may have additional comments.

Item 2.02 Form 8-K filed July 31, 2024
Exhibit 99.1
Second Quarter 2024 Highlights, page 1

1. We note you present trends associated with the non-GAAP measures adjusted
       EBITDA and adjusted earnings per diluted share within the bullet points for the
       Second Quarter 2024 Highlights. Please also present the trends associated with consolidated GAAP net income and net income per diluted share. Refer to Question
       102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
Reconciliation of Net Income (loss) Atributable to FMC Stockholders (GAAP) To Return on
Invested Capital , page 5

2. We note your calculation of ROIC uses a non-GAAP measure in the numerator.
       Please also present ROIC using net income (loss) attributable to FMC stockholders. Refer to Question 102.10(a) of the Compliance and
Disclosure
       Interpretations for Non-GAAP Financial Measures.
Form 10-Q for the Six Months Ended June 30, 2024
Free Cash Flow Reconciliation, page 47

3. Your free cash flow presentation includes a subtotal, adjusted cash flows from
 October 21, 2024
Page 2

       operations, which excludes Project Focus transformation spending. The exclusion of this spending appears inconsistent with the guidance in Item 10(e)(1)(ii)(A) of
       Regulation S-K which prohibits excluding charges or liabilities that required or will require cash settlement from non-GAAP liquidity measures. Please advise or revise your presentation accordingly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact Al Pavot at 202-551-3738 or Jeanne Baker at 202-551-
3691 if you have questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services